Exhibit 1.2

CHINA UNICOM LIMITED (Stock code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)

2004 INTERIM RESULTS ANNOUNCEMENT

Highlights:

•                          Total revenue increased to RMB39.37 billion, up by 23.2%
•                          Number of cellular subscribers increased to 102.513 million, up by 12.0%
•                          EBITDA of RMB14.20 billion, up by 13.9%
•                          Net profit rose to RMB2.81 billion, up by 17.8%
•                          Earnings per share increased to RMB0.224, up by 17.7%

CHAIRMAN’S STATEMENT

In the first half of 2004, faced with fierce market competition, the Company continued to focus on cellular business and leverage on the advantages of integrated businesses. The Company accelerated the enhancement of network quality, put an energetic effort on the development of mobile value-added services and continued to propel the transformation of CDMA business model. Through the implementation of fine management, the Company has raised its service and operating standards, sustained the steady development of its businesses and elevated the overall competitiveness of the Company.

For the first six months of 2004, the operating revenue of the Company was RMB39.37 billion, representing an increase of 23.2% from the same period last year; of the total operating revenue, the revenue from the GSM cellular business was RMB24.01 billion, up 17.0% from the same period last year; while revenue from CDMA cellular business was RMB12.74 billion, up 62.5% from the same period last year; revenue from the long distance, data and Internet business was RMB2.62 billion, a decrease of 2.1% from the same period last year. In the first half of 2004, operating profit of the Company rose 15.6% from the same period last year to RMB 4.95 billion. Net profit increased 17.8% from the same period last year to RMB2.81 billion. Earnings per share rose 17.7% from the same period last year to RMB 0.224. Free cash flow was further increased to RMB 5.51 billion.

In the first half of 2004, the total number of the Company’s cellular subscribers exceeded 100 million. As of 30 June 2004, the Company had a total of 102.513 million cellular subscribers, representing 34.0% of the market share. In the first half of the year, GSM business experienced steady growth, with a net addition of 6.210 million GSM subscribers; CDMA business continued to grow, with a net addition of 4.787 million CDMA subscribers. The number of CDMA 1X wireless data service subscribers has reached 4.5 million since the Company first launched the service in March 2003.

In the first half of this year, following the CDMA network phase III expansion project of the Parent company, the overall coverage and network quality of our CDMA network have been upgraded extensively, symbolizing the initial achievement on constructing a high quality CDMA network. Upon the completion of CDMA network phase III expansion project, large-scale investment of CDMA network will basically come to an end. At the same time, we have further optimized and perfected GSM network, paving the way for a stable growth of our GSM business.

The development of the Company’s CDMA 1X mobile value-added services has made great progress and its business superiority is rising to prominence. Through the cooperation with SK Telecom, Microsoft, Qualcomm and other overseas and domestic companies, we accelerated the development of various mobile value-added services. By joining efforts with hundreds of content and service providers, we offered mobile value-added service that has rich content and popular applications. “U-Net” wireless Internet service, together with other services have become users’ first choice. In February 2004, five fishermen from Guangxi encountered a disaster at sea. At a critical moment, the extensive coverage of our CDMA network assured the remote communications of the fishermen and the precise location-based technology saved their lives timely. Countless customers were moved by the relevant reports.

The Company always places great emphasis on technology innovation. In the first half of 2004, the Company successfully completed the groundwork for the launch of GSM & CDMA (“G&C”) dual-mode system, and launched “Worldwind” dual-mode communication service in the early August. Our various standards including G&C dual-mode system and CDMA handsets with UIM cards are gradually developing to become industry and international standards, which has great impact on the implementation of the Company’s international strategies and propelling of the establishment of CDMA’s industrial chain.

In the first half of 2004, the Company conducted corporate financing in both international and domestic markets to optimize its debt structure and reduce financial costs. To strengthen internal management, the Company further improved management process and endeavored to push forward the establishment of various management supporting systems such as ERP and MSS. The Company also carried out a campaign named “Satisfied with Unicom” for the service quality year. Through the launch of various activities on service innovation and competition, the overall customer satisfaction was largely elevated.

Over the past few years, the Company has continued to perfect its corporate governance and achieved quite a few honors in this area. A number of measures were put into action to underpin the Company’s internal audit and control systems in the first half of this year. The management of the Company placed great emphasis on section 404 of “Sarbanes-Oxley Act” and continued to improve internal control systems through the establishment of the internal control procedures. In order to ensure the corporate transparency, the Company continued to disclose key operation data on a monthly basis and financial figures and operation data on a quarterly basis. Additionally, the independent non-executive directors have been playing a more and more significant role in the Audit Committee and the Board of Directors.

In the second half of 2004, as competition in the market becomes increasingly intense, the Company will grasp the opportunities, increase its marketing strength and leverage on the technological and business superiority of CDMA 1X to gain a competitive edge in the market, as well as strengthen cost management to create better profitability. The Company will focus on the development of CDMA 1X value-added services and endeavor to nurture mobile data services market, so as to drive CDMA business growth. We will fully capitalize on the technological superiority of CDMA 1X and the superiority of our integrated businesses, to provide corporate clients and industrial users with integrated solutions. Through the implementation of differentiated sales and marketing strategies, the Company plans to target at three segments mainly young people, rural users and mass-market users in the city, to actively stimulate the subscriber growth and to ensure the development of GSM business. With respect to long distance communications, data communications and Internet business, the Company will continue to focus on new businesses such as “Uni-Video” broadband video-conferencing and video-telephony service and “Uni-One” integrated service, so as to win more corporate accounts and create new source of revenue growth.

Along with the accelerating development of CDMA 1X value-added business and stabilization of GSM business, the Company will actively promote “Worldwind” dual-mode phone service in accordance with the market positioning of “elegance, trendiness, high-end” in the second half of this year, to fully capitalize on the advantages of GSM and CDMA dual networks. The Company strives to win mid- to high-end commercial users by providing enriched value-added services and seamless roaming services on a global basis, and consequently establish a high-end brand image for China Unicom’s cellular services.

Following the increasing enforcement of market regulation from government regulatory authorities, competition environment is improving gradually. The Company will consciously promote a fair and orderly competition environment for telecommunication market and foster the sustainable development of Chinese telecommunication industry.

In July 2004, like all employees of the Company, I was excited about the commemoration of the 10th anniversary of the parent company. After ten years of innovation and hard work, China Unicom has become the third largest mobile communications operator and the second largest CDMA service operator in the world based on subscribers scale. The Company has been included on the “Forbes Global 500” list for two consecutive years.

Currently, the Company has entered into a new era of its development. Since its listing four years ago, the Company’s operating management standard has been improved continuously, network quality and service standard have gained recognition from the users and the superiority of CDMA technology and services has further emerged, laying down a solid foundation for the Company’s future development. In the second half of the year, we will double our efforts to speed up the development and create better profitability in accordance with the Company’s annual operating strategies.

Lastly, on behalf of the Board of Directors, I would like to thank Mr. Lee Hon Chiu, our former Independent Non-Executive Director for his contribution to the Company during his terms of office. I would also like to express my gratitude to our shareholders and to the community for their support and trust in the Company, as well as all employees for their hard word during the first half of this year.

Wang Jianzhou

Chairman and Chief Executive Officer

Hong Kong, August 26, 2004

FINANCE AND BUSINESS OVERVIEW

In the first half of 2004, to meet customer’s request, the Company constantly makes effort in technology innovation and speeds up value-added service development through careful establishment of a high quality network, achieving a stable development in a severe market competition environment.

I.                   Finance Overview

During the first six months of 2004, in accordance with business development plans, operating revenue increased by 23.2% from the same period last year to RMB39.37 billion, of which GSM Cellular Business accounted for RMB24.01 billion, representing an increase of 17.0% from the same period last year; and CDMA Cellular Business accounted for RMB12.74 billion, representing an increase of 62.5% from the same period last year, with its share of cellular revenue increasing from 27.7% in 2003 to 34.7%. Operating revenue from Long Distance, Data and Internet Business declined by 2.1% from the same period last year to RMB2.62 billion.

In the first half of the year, the Company had a total of RMB4.95 billion operating profit, representing an increase of 15.6% from the same period last year. Operating profit from GSM Cellular Business accounted for RMB4.68 billion, representing a decline of 5.6% from the same period last year. CDMA Cellular Business achieved an operating profit RMB50 million, in contrast to the RMB0.57 billion operating loss in the same period of last year. Operating profit from Long Distance, Data and Internet Business totaled RMB0.32 billion, representing a decrease of 64.3% from the same period last year. Profit before taxation grew by 21.4% from the same period last year to RMB4.07 billion. Net profit rose by 17.8% from the same period last year to RMB2.81 billion. Basic earnings per share reached RMB0.224.

In the first half of 2004, EBITDA1 increased by 13.9% from the same period last year to RMB14.20 billion. EBITDA margin decreased to 36.1% from 39.0% in the same period last year, mainly because CDMA network capacity was leased from our Parent Company. Of which, EBITDA margin of GSM Cellular Business was 52.4%. In the first half of the year, free cash flow2 further increased to RMB5.51 billion. Capital expenditures totaled RMB7.49 billion, achieved 38.7% of whole year budget. Of which, capital expenditures attributable to the GSM Cellular Business, the Long Distant, Data and Internet Business, the transmission network and other projects were RMB2.60 billion, RMB0.57 billion, RMB1.29 billion and RMB3.03 billion respectively.

As of December 31, 2003, the Company completed the acquisition of Unicom New World (BVI) Ltd and the sale of Guoxin Paging. On a pro forma basis, in the first half of year, total revenue achieved by the Company equaled 54.4% of total revenue in 2003, profit before taxation equaled 49.4% of total profit before taxation in 2003, net profit equaled 48.7% of net profit in 2003 and EBITDA equaled 52.2% of total EBITDA in 2003.

Note 1:        EBITDA represents net profit before interest income, finance costs, net other income (expenses), taxation, depreciation and amortisation and minority interests.

Note 2:                     Free cash flow represents net cash inflow from operating activities minus capital expenditure.

II.               Business Overview

1.                  Coordinated growth in CDMA & GSM dual networks with superiority of CDMA IX value-added services gradually emerging

In the first half of 2004, the number of cellular subscribers exceeded 100 million. As of June 30, 2004, the Company in total had 102.513 million cellular subscribers. Of this total, GSM subscribers accounted for 78.780 million, CDMA subscribers accounted for 23.733 million. The market share in our service area was sustained at 34.0%.

As of June 30, 2004, GSM net addition subscribers were 6.210 million (in 30 provinces, municipalities and autonomous regions, and comparisons below on the same basis), bringing the subscriber base to 78.780 million. Of this total, post-paid subscribers reached 40.660 million, and pre-paid subscribers reached 38.119 million. The proportion of pre-paid subscribers to the total number of subscribers rose to 48.4% from 45.5% at the end of 2003. In the first six months of 2004, total minutes of usage (MOU) for GSM subscribers were 85.99 billion minutes, representing an increase of 29.4% from the same period last year. SMS volume amounted to 15.62 billion messages, representing a growth of 47.2% from the same period last year. The average MOU per subscriber per month for GSM business was 189.4 minutes, representing an increase of 4.0% from the second half of last year. Average revenue per subscribers per month (ARPU) was RMB 51.9, representing a decrease of 4.1% from the second half of last year. In the first half of the year, the churn rate for GSM Cellular Business was 15.5%.

As of June 30, 2004, CDMA net addition subscribers were 4.787 million, enlarging the subscriber base to 23.733 million. Of which, post-paid subscribers reached 22.153 million, and pre-paid subscribers accounted to 1.580 million. The proportion of pre-paid subscribers to the total number of subscribers rose to 6.7% from 5.1% at the end of 2003. In the first six months of 2004, MOU for CDMA subscribers were 38.35 billion minutes, representing an increase of 102.4% from the same period last year. SMS volume amounted to 5.38 billion messages, representing a growth of 147.6% from the same period last year. The average MOU per subscriber per month for CDMA business was 297.2 minutes, representing a decrease of 11.2% from the second half of last year. Average revenue per subscribers per month (ARPU) was RMB 91.3, representing a decline of 20.7% from the second half of last year. In the first half of the year, the churn rate for CDMA Cellular Business was 5.8%.

The wireless data service has achieved rapid growth. In the first half of the year, total revenue of cellular valued-added service amounted to RMB 2.73 billion. The proportion of revenue from GSM valued-added cellular service to total service revenue was 7.7%, and the proportion of revenue from CDMA valued-added cellular service to total service revenue was 7.8%. The number of CDMA 1X wireless data service subscribers has reached 4.5 million since the Company first launched 1X service in March 2003.

2.                  Steady growth in Long Distance, Data & Internet Business

As of June 30, 2004, the total minutes of outgoing international and domestic long distance calls reached 11.15 billion minutes, representing an increase of 28.5% from the same period last year, attaining a market share of 12.4%. Of which, total minutes of PSTN outgoing long distance calls accounted for 4.83 billion minutes, representing a growth of 42.4% from the same period last year, whilst total minutes of IP outgoing long distance calls increased to 6.32 billion minutes, representing an increase of 19.6% from the same period last year. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 1.18 billion minutes, representing an increase of 36.5% from the same period last year.

As of June 30, 2004, the Company’s leased line service had a total of 37,000 x 2Mbps bandwidth leased out. Total bandwidth leased for Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) amounted to 7,534 x 2Mbps. The subscribers of “Uni-Video”, the bandwidth Video-conferencing and Video-telephony service, reached 25,000.

The growth of bandwidth business such as “Unicom Internet Plaza” was improved rapidly by introducing more Internet games and contents. As of June 30, 2004, Internet subscribers increased to 13.137 million from 12.432 million in 2003, representing a growth of 5.7%. Of this, the number of dedicated line subscribers amounted to 51, 000 and the number of dial-up subscribers amounted to 13.087 million. Outlets of “Unicom Internet Plaza” reached 367.

3.                       Continued optimization on network infrastructure and initial achievement on building exquisite CDMA network

As of June 30, 2004, the optical fiber transmission network totaled 675,000 km in length, of which optical fiber backbone transmission network accounted for 119,000 km in length. The Company actively engaged with its cooperation, signed an agreement with China Netcom with regard to leveraging infrastructure network resource, further improved the reliability of the Company’s transmission network, under the respectation of reducing the cost of network equipment and maintenance.

With the progress of phase III project of CDMA network construction by our Parent Company nationwide, the coverage and quality of CDMA network improved significantly. The CDMA delicate network was established initially, which provided a reliable basis for expanding value-added service and marketing campaigns. After CDMA phase III construction have been completed, significant investment to CDMA network would be completed basically.

In the first half of the year, the Company further optimized and improved its GSM network, further developing the potential of network, increasing network utilization and engaging in network maintenance, to ensure stable development of GSM business.

4.                  Constant innovation on technology research and service development, creating new business growth force

The testing of our Parent’s patented GSM/CDMA (G&C) dual-mode system, a standard first specified by the Company, has been finished in the first half of the year, and dual-mode service under the brand name “Worldwind” has been launched at the beginning of this August. It represented the milestone technology innovation of the Company, was the main reflection of differentiated competition and an important strategy of realizing coordinated development of two cellular networks. The standards of G&C dual-mode system and CDMA R-UIM card handset are becoming industrial and international standards, and are of significant importance of realizing the Company’s international strategy and propelling the CDMA industry chain.

Allied with international and domestic cooperation partners, such as SK Telecom, Microsoft Corporation and Qualcomm Incorporated, the Company is devoted to advancing business innovation, developing plenty of diverse contents of value-added services such as “Color Ring Tone”, “Voice SMS” and “U-Web”, and establishing the differentiated competitive edge in value-added service area. In the first half of the year, revenue from cellular value-added service increased to RMB 2.73 billion, representing an increase of 77.3% from RMB 1.54 billion in the same period of 2003 on a pro forma basis. The proportion of revenue from cellular value-added service to total cellular revenue rose to 7.7% from 5.0% in the same period of 2003 on a pro forma basis. Value-added services are becoming the new business growth force of the Company.

5.                  Marketing strategy and customer service

In the first half of the year, the Company furthered its segmented marketing activities by analyzing different segment markets and creating marketing plans to meet customer request, avoiding price war by cleaning up diverse kinds of tariff packets, changing the competition focus from cutting price to building strong brand, improving quality and providing better service. The Company further facilitated CDMA marketing transformation through enhancement of management of sale channel and achieved profit growth by strict control of marketing expense. The Company also strengthened customer service by a service quality year campaign named “satisfied with Unicom”, improved service quality comprehensively and established a good brand image.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively the “Group”) for the six months ended 30 June 2004 extracted from the unaudited condensed consolidated interim financial accounts of the Group as set out in 2004 interim accounts.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2004
(Expressed in thousands of Renminbi (“RMB”), except per share data)

		Unaudited
		Six months ended 30 June
	Note	2004	2003

Operating revenue (Turnover):
GSM Business	2, 6, 7	23,546,365	20,041,009
CDMA Business	2, 6, 7	11,780,931	7,207,722
Data and Internet Business	2, 6, 7	1,818,907	1,576,865
Long Distance Business	2, 6, 7	793,973	1,095,777
Paging Business	2, 6, 7	—	726,932
Total service revenue		37,940,176	30,648,305
Sales of telecommunications products	2, 6, 7	1,431,862	1,318,939
Total operating revenue	2, 7	39,372,038	31,967,244
Operating expenses:
Leased lines and network capacities	6	(3,430,576)	(1,952,209)
Interconnection charges	6	(3,561,882)	(2,577,430)
Depreciation and amortisation		(9,248,386)	(8,179,435)
Personnel		(2,108,110)	(2,224,348)
Selling and marketing	6	(9,344,654)	(6,737,895)
General, administrative and other expenses	6	(5,141,884)	(4,589,162)
Cost of telecommunications products sold	6	(1,589,583)	(1,428,650)
Total operating expenses		(34,425,075)	(27,689,129)
Operating profit		4,946,963	4,278,115
Interest income		44,337	104,909
Finance costs		(961,447)	(1,019,344)
Other income (expense), net		42,480	(9,985)
Profit before taxation		4,072,333	3,353,695
Taxation	3	(1,262,423)	(966,170)
Profit after taxation		2,809,910	2,387,525
Minority interests		—	(2,252)
Profit attributable to shareholders		2,809,910	2,385,273
Basic earnings per share (RMB)	5	0.224	0.190
Diluted earnings per share (RMB)	5	0.221	0.190

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS OF 30 JUNE 2004
(Expressed in thousands of RMB)

			Unaudited	Audited
	Note		30 June 2004	31 December 2003
Non-current assets:
Property, plant and equipment, net			116,937,072	118,104,848
Goodwill			3,229,725	3,315,468
Other assets			4,787,818	5,849,430
Deferred tax assets			179,368	324,900
Total non-current assets			125,133,983	127,594,646

Current assets:
Current portion of deferred tax assets			981,660	873,849
Amounts due from related parties	6	(b)	543,600	263,414
Amounts due from domestic carriers			180,825	184,613
Prepayments and other current assets			3,012,467	3,147,777
Inventories			2,023,730	2,169,354
Accounts receivable, net			6,077,879	5,471,547
Short-term bank deposits			663,891	912,794
Bank balances and cash			8,597,441	9,219,936
Total current assets			22,081,493	22,243,284

Current liabilities:
Payables and accrued liabilities			16,242,271	17,098,420
Amounts due to Unicom Group	6	(b)	903,437	432,047
Amounts due to related parties	6	(b)	16,971	108,891
Amounts due to domestic carriers			994,034	778,841
Current portion of obligations under finance leases			30,248	25,435
Current portion of long-term bank loans			10,499,374	7,197,877
Taxes payable			990,241	623,857
Advances from customers			6,343,888	6,666,086
Short-term bank loans			9,001,807	10,975,199
Total current liabilities			45,022,271	43,906,653
Net current liabilities			(22,940,778)	(21,663,369
Total assets less current liabilities			102,193,205	105,931,277

Financed by:
Shareholders’ equity:
Share capital			1,332,324	1,331,390
Share premium			52,539,302	52,483,266
Reserves	4	(b)	1,719,331	1,719,331
Retained profits:
2003 proposed final dividend	4	(a)	—	1,255,317
Others			15,635,253	12,826,186
Shareholders’ equity			71,226,210	69,615,490
Non-current liabilities:
Long-term bank loans			30,866,987	36,212,791
Obligations under finance leases			98,437	99,719
Other long-term liabilities			1,571	3,277
Total non-current liabilities			30,966,995	36,315,787
			102,193,205	105,931,277

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2004
(Expressed in thousands of RMB)

			Unaudited
			Six months ended 30 June
	Note		2004	2003

Net cash inflow from operations		(a)	15,005,635	13,425,596
Interest received			46,629	125,200
Interest paid			(1,229,839)	(1,348,929)
Dividends received			—	2,531
Dividends paid to minority owners of subsidiaries			—	(1,732)
PRC income tax paid			(827,092)	(899,729)
Net cash inflow from operating activities			12,995,333	11,302,937
Investing activities
Purchase of property, plant and equipment			(8,926,442)	(10,744,473)
Sale of property, plant and equipment			23,734	8,049
Decrease in short-term bank deposits			248,903	3,120,438
Payment of direct acquisition cost of Unicom New Century			(4,566)	(42,029)
Payment of direct acquisition cost of Unicom New World			(11,234)	—
Sales of Guoxin Paging			450,000	—
Purchase of trading securities			—	(83,857)
Sale of trading securities			—	79,055
Sale of investment securities			—	6,048
Purchase of other assets			(181,334)	(156,758)
Net cash outflow from investing activities			(8,400,939)	(7,813,527)
Financing activities
Proceeds from exercise of share options			56,970	—
Decrease of payables to Unicom Group			—	(724,127)
Proceeds from short-term bank loans			4,304,937	4,793,366
Proceeds from long-term bank loans			7,656,613	3,505,447
Repayment of short-term bank loans			(6,278,329)	(3,874,500)
Repayment of long-term bank loans			(9,700,078)	(10,158,616)
Dividends paid (Note 4(a))			(1,256,160)	(1,255,300)
Net cash outflow from financing activities			(5,216,047)	(7,713,730)
Net decrease in cash and cash equivalents			(621,653)	(4,224,320)
Cash and cash equivalents, beginning of period			9,169,936	14,433,498
Cash and cash equivalents, end of period			8,548,283	10,209,178

Analysis of the balances of cash and cash equivalents:
Cash balances			5,408	5,547
Bank balances			8,592,033	10,203,631
Less: Restricted bank deposit		(i)	(49,158)	—
			8,548,283	10,209,178

Note (i):                    As of 30 June 2004, approximately RMB49.2 million bank balances (31 December 2003: RMB50 million) was restricted by the bank to secure for long-term bank loans.

(a)                  The reconciliation of profit before taxation to net cash inflow from operations was as following:

	Unaudited
	Six months ended 30 June
	2004	2003
Profit before taxation	4,072,333	3,353,695
Adjustments for:
Depreciation and amortisation	9,248,386	8,179,435
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	3,051,251	3,104,225
Interest income	(44,337)	(104,909)
Interest expense	954,700	1,004,362
Loss on disposal of property, plant and equipment	4,480	46,011
Provision for impairment loss of property, plant and equipment	—	535,068
Provision for doubtful debts	1,245,075	854,954
Dividends from investment securities	—	(2,531)
Realised gains on trading securities	—	(7,902)
Unrealised gains on trading securities	—	(14,489)
Realised gains on investment securities	—	(3,345)
Operating profit before working capital changes	18,531,888	16,944,574
Increase in accounts receivable	(1,851,407)	(893,224)
Decrease in inventories	145,624	1,353,268
Increase in other assets	(1,587,572)	(2,539,986)
Increase in prepayments and other current assets	(372,036)	(864,649)
Decrease/(increase) in amounts due from domestic carriers	3,788	(62,098)
(Increase)/decrease in amounts due from related parties	(280,186)	71,663
Increase/(decrease)in payables and accrued liabilities	593,071	(561,372)
Decrease in advances from customers	(322,198)	(677,140)
Increase in amounts due to domestic carriers	215,193	43,118
(Decrease)/increase in amounts due to related parties	(70,530)	611,442
Net cash inflow from operations	15,005,635	13,425,596

(b)                 Supplemental information:

Payables to equipment suppliers for construction-in-progress during the six months ended 30 June 2004 decreased by approximately RMB1,441 million (2003: RMB2,603 million).

NOTES:

1.                      BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Company was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

In 2003, the Company acquired the entire equity interests in Unicom New World Telecommunications Corporation Limited (a limited liability company established in the PRC, hereinafter referred to as “Unicom New World”), from its ultimate parent company, China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). The Company has adopted the purchase method of accounting for this acquisition, and the identifiable assets and liabilities acquired were recorded based on their respective fair values as of 31 December 2003. The excess of the purchase consideration over the fair value of the net assets acquired has been recorded as goodwill, which is amortised using the straight-line method over a period of 20 years. The effective date of this acquisition was 31 December 2003, accordingly, the operating results of Unicom New World have been included in the condensed consolidated income statement of the Group for the six months ended 30 June 2004. Operating revenue and net profit for the six months ended 30 June 2004 of Unicom New World amounted to approximately RMB4,348 million and RMB186 million respectively.

At the same time, the Company’s wholly-owned subsidiary, China Unicom Corporation Limited (hereinafter referred to as “CUCL”), sold the entire equity interests in Guoxin Paging Corporation Limited (a limited liability company established in the PRC, hereinafter referred to as “Guoxin Paging”) to Unicom Group. The disposal is consistent with the Group’s long term strategy to focus its activities in the core telecommunication business. The sale of Guoxin Paging became effective on 31 December 2003 after all the conditions to the sale were satisfied, a substantial portion of the cash consideration was settled by Unicom Group, and ownership as well as control was passed to Unicom Group. The difference between the sale proceeds and the net assets of Guoxin Paging as of 31 December 2003 was recorded as a loss on sale of discontinued operation. Since the effective date of this sale was 31 December 2003, the operating results of Guoxin Paging were not included in the condensed consolidated income statement of the Group for the six months ended 30 June 2004. Guoxin Paging subsequently changed its name to Unicom New Guoxin Telecommunications Corporation Limited (“New Guoxin”) on 29 April 2004.

Details of the aforementioned acquisition and sale have already been set forth in the related shareholders’ circular “Connected Transactions” of the Company dated 26 November 2003 and the Company’s 2003 annual report.

After the above acquisition and sale, the Company expanded its Cellular Business’s geographical coverage to 30 provinces, municipalities or autonomous regions in the PRC (which covers the whole mainland China apart from Guizhou Province) and discontinued its nationwide paging services in the PRC.

These unaudited condensed consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“HK SSAP”) 25 “Interim Financial Reporting” issued by the Hong Kong Society of Accountants (“HKSA”). The condensed consolidated interim accounts are unaudited but have been reviewed by the Audit Committee of the Company. In addition, PricewaterhouseCoopers (“PwC”), the auditors of the Company, have reviewed the unaudited condensed interim financial accounts for the six months ended 30 June 2004 in accordance with the Statements of Auditing Standards 700 “Engagement to review interim financial reports” issued by the HKSA. PwC’s unmodified independent review report to the board of directors is included in the 2004 interim report to be sent to the shareholders.

2.                OPERATING REVENUE

Operating revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income and sales of telecommunications products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry and the provincial price regulatory authorities. Operating revenue is net of business tax and government surcharges.

3.                TAXATION

Provision for taxation represents:

	Unaudited
	Six months ended 30 June
	2004	2003
	RMB’000	RMB’000
Provision for PRC enterprise income tax on the estimated taxable profits for the period	1,224,703	1,092,848
Deferred taxation	37,720	(126,678)
	1,262,423	966,170

There is no Hong Kong profit tax liability as the Group did not have any assessable income sourced from Hong Kong for the six months ended 30 June 2004 and 2003.

4.                DISTRIBUTION OF PROFITS ATTRIBUTABLE TO SHAREHOLDERS

(a)                  At the annual general meeting held on 12 May 2004, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2003 totalling RMB1,256,159,607 (For the year ended 31 December 2002: RMB1,255,299,607), which has been reflected as an appropriation of retained profits for the six months ended 30 June 2004. As of 30 June 2004, such dividends have been fully paid by the Company.

(b)            During the six months ended 30 June 2004, the Group has not made any appropriation to reserves or declared any dividends to the shareholders (2003: Nil).

5.                EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2004 and 2003 were computed by dividing the profit attributable to shareholders of approximately RMB2,809,910,000 and RMB2,385,273,000 by the weighted average number of 12,559,962,334 shares and 12,552,996,070 shares during the periods respectively.

Diluted earnings per share for the six months ended 30 June 2004 and 2003 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For the six months ended 30 June 2004, all potential dilutive shares, which if converted to ordinary shares would decrease earnings per share. For the six months ended 30 June 2003 there was no dilution of earnings per share after taking into account of the dilutive effect of the share options. The anti-dilutive shares arising from the share options of approximately 31,944,000 shares (2003: 60,735,000 shares) were not included in the calculation of diluted earnings per share.

6.                      RELATE PARTY TRANSACTIONS

(a)            Transactions with Unicom Group and its subsidiaries

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. In the director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Unaudited
	Six months ended 30 June
	2004	2003
	RMB’000	RMB’000
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	102,650	473,687
Interconnection and roaming charges	27,130	125,177
Charges for cellular subscriber value-added services by New Guoxin	447,541	—
Charges for customers services by New Guoxin	250,102	—
Charges for cellular subscriber value-added services by UNISK (Beijing) Information Technology Corporation Limited	1,061	—
Rental charges for premises, equipment and facilities	6,701	12,440
Rental income for premises and facilities	18,595	6,867
Allocation of premises, equipment and facilities usage costs	89,034	—
Revenue for leasing of transmission line capacity	10,494	96,700
Sales of CDMA mobile handsets	—	10,775
Charges for the international gateway services	7,272	6,666
Leasing of satellite transmission capacity	7,076	16,330
Purchase of telecom cards	561,163	640,957
CDMA network capacity lease rental	3,047,478	1,548,493
Commission expenses for sales agency services incurred for telecom cards	7,556	9,038
Agency fee incurred for procurement of telecommunications equipment	19,659	5,242

Information presented above for the six months ended 30 June 2004 also comprised of the following major new related party transactions:

(i)                Additional related party transactions between Unicom New World and Unicom Group and its subsidiaries after the acquisition of Unicom New World by the Group on 31 December 2003. The nature, terms and conditions of these additional related party transactions of Unicom New World are substantially the same as those between the Group and Unicom Group, which have been set forth in the shareholders’ circular “Connected Transactions” of the Company issued on 26 November 2003 and the Company’s 2003 annual report.

Prior to 31 December 2003, the Group’s transactions with Unicom New World (previously a subsidiary of Unicom Group) were treated as related party transactions, and had been included in the related party transactions described above for the six months ended 30 June 2003. Such transactions mainly included (i) interconnection and roaming revenues, (ii) interconnection and roaming charges, (iii) revenue for leasing of transmission line capacity, and (iv) sales of CDMA mobile handsets. Upon the acquisition of Unicom New World, these transactions become inter-group transactions and have been eliminated in the Group’s consolidated financial statements starting from 1 January 2004.

(ii)             Related party transaction existed between the Group and New Guoxin after the sale of New Guoxin by CUCL on 31 December 2003. The nature, terms and conditions of these new related party transactions with New Guoxin are set forth in the shareholders’ circular “Connected Transactions” of the Company issued on 26 November 2003. Such transactions mainly included (i) cellular subscriber value-added services, (ii) customer services, (iii) agency services, and (iv) provision of premises. Upon the sale of New Guoxin, these transactions become related party transactions starting from 1 January 2004. Prior to 31 December 2003, the Group’s transactions with New Guoxin were treated as inter-group transactions and have been eliminated in the Group’s consolidated financial statements.

(b)            Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with Unicom Group or the subsidiaries of Unicom Group as described in (a) above.

(c)                  Bank loans guaranteed by Unicom Group

As of 30 June 2004, the Group has approximately RMB10,264 million (2003: RMB11,604 million) of long-term bank loans and RMB70 million (2003: RMB70 million) of short-term bank loans guaranteed by Unicom Group.

7.                SEGMENT INFORMATION

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance. The Group’s primary measure of segment results is based on segment profit or loss before taxation.

Business segments

	Unaudited
	Six months ended 30 June 2004
	Continuing operations
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating revenue (Turnover):
Usage fee	16,549,969	8,021,888	1,358,547	439,666	—		26,370,070
Monthly fee	3,817,070	2,355,296	—	—	—		6,172,366
Interconnection revenue	1,255,302	410,744	62,557	107,753	—		1,836,356
Leased lines rental	—	—	159,203	242,030	—		401,233
Other revenue	1,924,024	993,003	238,600	4,524	—		3,160,151
Total services revenue	23,546,365	11,780,931	1,818,907	793,973	—		37,940,176
Sales of telecommunications products	462,019	963,544	6,004	295	—		1,431,862
Total operating revenue from external customers	24,008,384	12,744,475	1,824,911	794,268	—		39,372,038
Intersegment revenue	83,110	66,266	995,145	596,025	—	(1,740,546)	—
Total operating revenue	24,091,494	12,810,741	2,820,056	1,390,293	—		39,372,038
Operating expenses:
Leased lines and network capacities	(146,623)	(3,082,852)	(181,145)	(19,956)	—		(3,430,576)
Interconnection charges	(3,210,602)	(1,259,167)	(461,882)	(370,777)	—	1,740,546	(3,561,882)
Depreciation and amortisation	(7,950,130)	(205,311)	(783,945)	(245,444)	(2,564)	(60,992)	(9,248,386)
Personnel	(1,355,693)	(386,356)	(215,520)	(136,535)	(14,006)		(2,108,110)
Selling and marketing	(2,914,801)	(5,556,026)	(665,072)	(208,755)	—		(9,344,654)
General, administrative and other expenses	(3,439,186)	(1,087,049)	(421,545)	(172,148)	(21,956)		(5,141,884)
Cost of telecommunications products sold	(392,381)	(1,184,737)	(10,123)	(2,342)	—		(1,589,583)
Total operating expenses	(19,409,416)	(12,761,498)	(2,739,232)	(1,155,957)	(38,526)		(34,425,075)
Operating profit (loss)	4,682,078	49,243	80,824	234,336	(38,526)		4,946,963
Interest income	29,619	3,140	1,400	2,033	59,876	(51,731)	44,337
Finance costs	(897,497)	(24,043)	(35,335)	(7,539)	(48,764)	51,731	(961,447)
Other (expense) income, net	(1,127)	650	1,092	293	41,572		42,480
Segment profit before taxation	3,813,073	28,990	47,981	229,123	14,158		4,072,333
Taxation							(1,262,423)
Profit attributable to shareholders							2,809,910
Other information:
Provision for doubtful debts	736,217	391,838	78,115	38,905	—		1,245,075
Impairment loss recognised in the income statement	—	—	—	—	—		—
Capital expenditures for segment assets (1)	2,598,464	—	1,626,569	233,496	3,027,315		7,485,844

	Unaudited
	As of 30 June 2004
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	110,486,562	4,504,981	8,432,861	17,860,303	62,103,407	(56,172,638)	147,215,476
Total segment liabilities	59,561,689	5,912,227	4,168,784	5,635,408	6,604,662	(5,893,504)	75,989,266

	Unaudited
	Six months ended 30 June 2003
	Continuing operations				Discontinued operation
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating revenue (Turnover):
Usage fee	14,391,597	5,083,572	1,126,373	603,604	—	—		21,205,146
Monthly fee	3,595,350	1,565,555	4,524	—	396,930	—		5,562,359
Interconnection revenue	821,812	215,620	163,534	145,501	645	—		1,347,112
Leased lines rental	—	—	239,242	331,470	—	—		570,712
Other revenue	1,232,250	342,975	43,192	15,202	329,357	—		1,962,976
Total services revenue	20,041,009	7,207,722	1,576,865	1,095,777	726,932	—		30,648,305
Sales of telecommunications products	476,322	636,229	2,328	361	203,699	—		1,318,939
Total operating revenue from external customers	20,517,331	7,843,951	1,579,193	1,096,138	930,631	—		31,967,244
Intersegment revenue	9,490	997	766,793	349,218	101,375	—	(1,227,873)	—
Total operating revenue	20,526,821	7,844,948	2,345,986	1,445,356	1,032,006	—		31,967,244
Operating expenses:
Leased lines and network capacities	(161,726)	(1,597,185)	(141,374)	(18,448)	(44,435)	—	10,959	(1,952,209)
Interconnection charges	(2,427,999)	(614,556)	(305,371)	(345,044)	—	—	1,115,540	(2,577,430)
Depreciation and amortisation	(6,545,994)	(169,688)	(621,014)	(167,317)	(629,702)	(2,982)	(42,738)	(8,179,435)
Personnel	(1,329,016)	(286,710)	(226,152)	(150,602)	(217,539)	(14,329)		(2,224,348)
Selling and marketing	(1,912,851)	(4,349,367)	(269,090)	(145,260)	(62,778)	—	1,451	(6,737,895)
General, administrative and other expenses	(2,785,766)	(569,320)	(309,165)	(203,404)	(702,000)	(19,997)	490	(4,589,162)
Cost of telecommunications products sold	(405,012)	(831,348)	(5,932)	(1,026)	(285,054)	—	99,722	(1,428,650)
Total operating expenses	(15,568,364)	(8,418,174)	(1,878,098)	(1,031,101)	(1,941,508)	(37,308)		(27,689,129)
Operating profit (loss)	4,958,457	(573,226)	467,888	414,255	(909,502)	(37,308)		4,278,115
Interest income	30,721	2,688	1,776	1,169	4,533	64,022		104,909
Finance costs	(959,690)	(15,961)	(15,085)	(25,717)	(2,984)	93		(1,019,344)
Other (expense) income, net	(20,555)	(1,209)	(8,763)	147	20,395	—		(9,985)
Segment profit (loss) before taxation and minority interests	4,008,933	(587,708)	445,816	389,854	(887,558)	26,807		3,353,695
Taxation								(966,170)
Profit after taxation								2,387,525
Minority interests								(2,252)
Profit attributable to shareholders								2,385,273
Other information:
Provision for doubtful debts	628,731	160,417	31,873	26,944	6,989	—		854,954
Impairment loss recognised in the income statement	—	—	7,030	—	528,038	—		535,068
Capital expenditures for segment assets (1)	3,549,753	—	1,327,412	1,691,980	20,128	1,552,295		8,141,568

	Audited
	As of 31 December 2003
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	104,430,531	4,717,167	8,611,873	19,061,967	63,234,534	(50,218,142)	149,837,930
Total segment liabilities	56,837,496	6,561,772	3,975,293	6,918,025	5,929,854	—	80,222,440

(1)                 Capital expenditures classified under “unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2004 be declared.

CHARGE ON ASSETS

As at 30 June 2004, no property, plant and equipment was pledged to banks as loan security (30 June 2003: Nil).

PURCHASE, SALE OR REDEMPTION OF SHARES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The audit committee has reviewed together with the management, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the interim report for the six months ended 30 June 2004.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules (“the Listing Rules”) of The Stock Exchange of Hong Kong (“the Exchange”), except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company’s annual general meetings in accordance with the Company’s Articles of Association.

INTERIM REPORT

The 2004 Interim Report containing all the information required by paragraph 46 of Appendix 16 of the Listing Rules will be published and delivered to all shareholders by post and released on the websites of the Exchange (www.hkex.com.hk) and the Company (www.chinaunicom.com.hk) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the changes of the regulatory environment and our ability to successfully execute our different business strategies.

The Board of Directors of the Company comprises of:

Executive Directors:	Wang Jianzhou, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson), Cheung Wing Lam, Linus